Mail Stop 3561

August 1, 2008

Maureen O'Connell
Chief Financial Officer
Scholastic Corporation
557 Broadway
New York, NY 10012

      Re: **Scholastic Corporation**
              File No. 000-19860
              Form 10-K: For the fiscal year ended May 31, 2007
              Form 10-Q: For the quarterly period ended November 30, 2007
              Form 10-Q: For the quarterly period ended February 29, 2008

Dear Ms. O'Connell:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                  Sincerely,

                                  Joseph Foti
                                  Senior Assistant Chief Accountant